FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES COMMON SHARES TO BE DELISTED FROM NYSE ALTERNEXT

AND TRADE ON THE OTCBB

Didsbury, Alberta – Thursday, January 8, 2009 – JED Oil Inc. (NYSE Alternext: JDO) (“JED” or the “Company”) today announced that it has received a notice dated January 7, 2009 from NYSE Alternext US LLC (the “Exchange”, formerly the American Stock Exchange), that the Company’s appeal to a Listing Qualifications Panel of the Exchange’s Committee on Securities (the “Panel”) of the previously announced determination by the staff of the Corporate Compliance Department of NYSE Regulations, Inc. to prohibit the continued listing of JED’s common shares on the Exchange and to initiate delisting proceedings has been denied, and the Panel unanimously affirmed the determination to delist the common shares of JED.  The notice further stated that the Exchange will suspend trading of the Company’s common shares as soon as practical in accordance with the Exchange rules, and file an application with the Securities and Exchange Commission of the United States to strike JED’s common shares from listing and registration on the Exchange.

The Company has 15 days from January 7, 2009 to request an appeal of the full Committee on Securities, and if that appeal is denied, to appeal the decision by the Committee on Securities to the Board of Directors of the Exchange.  JED does not intend  to request a further appeal.

JED expects its common shares to begin to trade on the OTC Bulletin Board shortly after being delisted from the Exchange. The Company will make a public announcement about the stock symbol it will be assigned on the OTCBB as soon as it is determined.

About JED Oil Inc.

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties in western Canada and the Rocky Mountain states in the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and “scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Richard Carmichael, CFO

Lena Cati (212) 836-9611

(403) 335-2111

Linda Latman  (212) 836-9609

Marcia Johnston, General Counsel

www.theequitygroup.com

(403) 335-2105

www.jedoil.com